SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OASIS PETROLEUM INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

674215108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California  94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California  90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 8, 2015
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Partners II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 10,806,200 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 10,806,200 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,806,200
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 10,806,200 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 10,806,200 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,806,200
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON San Francisco Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 676,800 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 676,800 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,800
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 676,800 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 676,800 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,800
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Advisory Corp.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 11,483,000 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 11,483,000 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,483,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14. TYPE OF REPORTING PERSON CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 10,806,200 Shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 676,800 Shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, Edward H. McDermott and Eli J. Weinberg.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON John H. Scully
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 788,100 (1)
8. SHARED VOTING POWER 11,483,000 (2)
9. SOLE DISPOSITIVE POWER 788,100 (1)
10. SHARED DISPOSITIVE POWER 11,483,000 (2)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,271,100
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14. TYPE OF REPORTING PERSON IN

(1)
Of these Shares, 90,100 Shares may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of the Phoebe Snow Foundation, Inc.; and 698,000 Shares may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of the Scully Memorial Foundation.

(2)	These Shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Edward H. McDermott
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF and Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 13,000
8. SHARED VOTING POWER 11,483,000 (1)
9. SOLE DISPOSITIVE POWER 13,000
10. SHARED DISPOSITIVE POWER 11,483,000 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,496,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14. TYPE OF REPORTING PERSON IN

(1)	These Shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Eli J. Weinberg
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,483,000 (1)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,483,000 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,483,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14. TYPE OF REPORTING PERSON IN

(1)	These Shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Ian R. McGuire
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,842
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 1,842
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14. TYPE OF REPORTING PERSON IN

**	Denotes less than.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 90,100 (1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 90,100 (1)
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,100
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14. TYPE OF REPORTING PERSON CO

**	Denotes less than.

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Scully Memorial Foundation
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 698,000 (1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 698,000 (1)
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14. TYPE OF REPORTING PERSON CO

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

This Amendment No. 2 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on December 29, 2014 and as amended on January 7, 2015. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$156,498,884
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$9,804,541
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable	Not Applicable
EHM	Not Applicable and Personal Funds (1)	$396,470
EJW	Not Applicable	Not Applicable
IRM	Personal Funds (1)	$59,902
PS Foundation	Contributions from Shareholders	$1,288,990
SM Foundation	Contributions from Shareholders	$19,911,920
_______________
(1)
As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Percentage interest calculations for each Reporting Person are based upon the Issuer having 101,338,246 total outstanding Shares as of October 31, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,806,200 Shares, which constitutes approximately 10.7% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,806,200 Shares, which constitutes approximately 10.7% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 676,800 Shares, which constitutes approximately 0.7% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 676,800 Shares, which constitutes approximately 0.7% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,483,000 Shares in the aggregate, which constitutes approximately 11.3% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 12,271,000 Shares in the aggregate, which constitutes approximately 12.1% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,496,000 Shares in the aggregate, which constitutes approximately 11.3% of the outstanding Shares.

EJW

Individually, and because of his position as a control person of SPO Advisory Corp., EJW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,483,000 Shares in the aggregate, which constitutes approximately 11.3% of the outstanding Shares.

IRM

The aggregate number of Shares that IRM owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,842 Shares, which constitutes less than 0.1% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 90,100 Shares, which constitutes less than 0.1% of the outstanding Shares.

SM Foundation

The aggregate number of Shares that SM Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 698,000 Shares, which constitutes approximately 0.7% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)  SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,806,200 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,806,200 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 676,800 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 676,800 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,483,000 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM and EJW to vote or to direct the vote and to dispose or to direct the disposition of 11,483,000 Shares held by SPO and SFP in the aggregate. In addition, in his capacity as executive officer, director and controlling person of PS Foundation and in his capacity as executive officer, director and controlling person of SM Foundation, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 90,100 Shares held by PS Foundation and 698,000 Shares held by SM Foundation.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EJW to vote or to direct the vote and to dispose or to direct the disposition of 11,483,000 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,000 Shares.

EJW

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 11,483,000 Shares held by SPO and SFP in the aggregate.

IRM

IRM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,842 Shares.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 90,100 Shares.

SM Foundation

Acting through its controlling person, SM Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 698,000 Shares.

(c)  Since the most recent filing on Schedule 13D, the Reporting Persons acquired Shares through open market purchases as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)  Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:                      Agreement pursuant to Rule 13d-1(k)

Exhibit B:                      Power of Attorney (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015
By:    /s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
EDWARD H. MCDERMOTT (1)
ELI J. WEINBERG (1)
IAN R. MCGUIRE (1)
PHOEBE SNOW FOUNDATION, INC. (1)
SCULLY MEMORIAL FOUNDATION (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average (1) Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	1/7/15	Buy	CS	618,100	15.00(2)	Open Market/Broker
San Francisco Partners, L.P.	1/7/15	Buy	CS	39,300	15.00(2)	Open Market/Broker
Phoebe Snow Foundation, Inc.	1/7/15	Buy	CS	2,700	15.00(2)	Open Market/Broker
SPO Partners II, L.P.	1/8/15	Buy	CS	936,300	15.14(3)	Open Market/Broker
San Francisco Partners, L.P.	1/8/15	Buy	CS	59,500	15.14(3)	Open Market/Broker
Phoebe Snow Foundation, Inc.	1/8/15	Buy	CS	4,200	15.14(3)	Open Market/Broker
SPO Partners II, L.P.	1/9/15	Buy	CS	468,900	14.97(4)	Open Market/Broker
San Francisco Partners, L.P.	1/9/15	Buy	CS	29,400	14.97(4)	Open Market/Broker
Phoebe Snow Foundation, Inc.	1/9/15	Buy	CS	1,700	14.97(4)	Open Market/Broker
(1)           The prices listed below represent the average prices at which the amount of Shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).
(2)           The range of prices for these purchases was $14.68-$15.25.
(3)           The range of prices for these purchases was $14.73-$15.35.
(4)           The range of prices for these purchases was $14.77-$15.05.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney (previously filed)